William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 12, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as initially amended by Amendment No. 1 filed on February 12, 2010. Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated February 25, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Reynolds as well as to each of Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

Registration Statement on Form S-1

General

1.	Comment: In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note that we may have comments on the non-430A disclosure included in your amended filing.

Response: The Company advises the Staff that it will include the offering price range, numbers of shares offered and pro forma numbers calculated based upon the number of shares to be offered and the mid-point of the price range printed on the cover of the prospectus in a future amendment.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

2.	Comment: Please note that we will need sufficient time to review your filing once the offering price range is established as it impacts various disclosures and several schedules within your registration statement.

Response: The Company acknowledges the Staff’s comment.

3.	Comment: Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment. A review of the underwriting terms is pending before FINRA.

4.	Comment: Please note that compliance with the Regulation S-K amendments described in the Proxy Disclosure Enhancements Release (Release No. 33-9089 (Dec. 16, 2009)) would be required for the registration statement in order for it to be declared effective on or after February 28, 2010. Please consider the Compliance and Disclosure Interpretations located at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm.

Response: The Company has revised the Registration Statement to comply with the Regulation S-K amendments described in the Proxy Disclosure Enhancements Release (Release No. 33-9089 (Dec. 16, 2009)) referred to above. The Company supplementally advises the Staff that, with respect to new Item 402(s) of Regulation S-K, the Company has not revised the Registration Statement because it has concluded that its compensation policies are not reasonably likely to have a material adverse effect on the Company.

5.	Comment: Please add the disclosure required by Item 201(b)(1) of Regulation S-K. See Item 11(d) of Form S-1.

Response: The Company submits that it has included the requested disclosure on page 106 of the Registration Statement and has further revised the number of stockholders to indicate that the Company will have, immediately following the completion of the offering, 71 stockholders of record assuming conversion of all outstanding shares of preferred stock.

6.	Comment: We understand that you have submitted a confidential treatment request application for portions of certain of the exhibits to your registration statement. Any comments we issue regarding your application will be sent to you under separate cover.

Response: The Company acknowledges the Staff’s comment.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 44

Contractual Obligations and Commitments, page 46

7.	Comment: We note your disclosure at page 63 describing your strategic collaboration with Abbott Laboratories, including your umbrella product development agreement with Abbott and Fujirebio Diagnostics, Inc. Please clarify whether your statement at page 46 and page F-23 indicating you ‘may be obligated to pay up to $800,000 in milestone payments under a development agreement’ references the Umbrella Agreement described at page 63. If it is not referencing the Umbrella Agreement, describe the magnitude and expected timing of all potential milestone payments.

Response: The Company supplementally advises the Staff that the umbrella agreement is distinct from the funding agreement, but the funding agreement is related to, and referenced in, the umbrella agreement, and the Company’s potential payment obligations of up to $800,000 are pursuant to the funding agreement. The Company has revised the disclosure on pages 47 and page F-23 of the Registration Statement to clarify that the Company may be obligated to pay up to $800,000 in milestone payments pursuant to a funding agreement with Fujirebio for the Company’s galectin-3 test if certain development milestones with respect the Company’s galectin-3 test are met.

Business, page 48

8.	Comment: Please add the disclosure required by Item 101(c)(xi) of Regulation S-K, or tell us why the disclosure is unnecessary.

Response: The Company has revised page 65 of the Registration Statement to comply with Item 101(c)(xi) of Regulation S-K.

9.	Comment: Please add the disclosure required by Item 101(d) of Regulation S-K, or tell us why the disclosure is unnecessary. We note the statement on page one that you “have begun limited sales and marketing activities in certain countries in Europe.”

Response: The Company has revised the disclosure throughout the Registration Statement, where applicable, including on pages 1, 9-11, 36, 49 and F-7, to clarify that the Company has only recently begun limited sales and marketing activities in certain countries in Europe, but had not recognized any product revenue as of December 31, 2009.

In addition, the Company supplementally advises the Staff that, as indicated in the notes to the Company’s consolidated financial statements, its headquarters and primary place of business are located in Waltham, Massachusetts. The Company has no long-lived assets located outside of its headquarters. Its revenue has historically been services revenue generated through initiatives, collaborations and biomarker discovery and analysis services agreements, all of which has been generated from its laboratories located in Waltham, Massachusetts. While certain of the

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Company’s customers may be domiciled in foreign countries, the Company does not believe that its revenue arrangements with foreign-domiciled customers are subject to any risks attendant to foreign operations, because all of these arrangements are denominated in U.S. dollars and are not subject to any regulatory or other oversight by the foreign countries where the customers are domiciled. If and when the Company generates product revenue in foreign countries, the Company will add the disclosure required by Item 101(d) of Regulation S-K.

10.	Comment: We note the statements that you are in the process of developing multiple product candidates and novel diagnostic products and services for commercialization. Please revise to identify which products and services currently are commercially available, including any geographic limitations due to, for example, clearance from relevant regulatory agencies only in certain countries. Please explain the material barriers to completion of development and commercialization for your other products and services.

Response: The Company has revised the disclosure on pages 2, 55 and 61-63 of the Registration Statement to clarify that the Company will need to complete additional development activities and to submit each of its product candidates for regulatory clearance or approval prior to commercial introduction. In addition, the Company has further revised the disclosure on pages 1, 10, 20, 49, 57 and 71 of the Registration Statement to clarify the current status of the FDA’s review of the Company’s lead product candidate, as FDA clearance is required to enable commercialization of the Company’s galectin-3 test. The Company also notes the disclosure contained in the risk factors on pages 9 and 10 of the Registration Statement, which describe the Company’s need to conduct costly and time-consuming development activities and to obtain regulatory clearance for the Company’s product candidates in order to commercialize them.

11.	Comment: In this regard, please revise to clarify your intended market and customers. We note the statement that your agreement with Abbot permits you to enter into four similar agreements with other diagnostic laboratory instrument manufacturers for use on their respective platforms. It is unclear what you mean by use on a manufacturer’s platform. For example, it is unclear what product would be sold and to whom it would be sold assuming “full commercialization of this automated version of our test under the Abbott agreement,” which is expected to commence no sooner than 2012. Tell us if and how the sales occurring in certain European countries relate to this product that you do not expect to be commercially available until 2012 at the earliest. Please provide similar 2012 timeline disclosure for the commercialization of products in the “Pipeline” table on page 54.

Response: The Company has revised the disclosure on pages 51 and 53 of the Registration Statement to clarify the intended market and customers for the Company’s diagnostic tests and revised other subsections of the Business section in response to this comment. The Company has further revised the disclosure throughout the Registration Statement to refer to the diagnostic instrument manufacturers’ platforms as “instruments” in order to contrast them from the Company’s proprietary technology platform, which is used to discover and validate biomarkers. In addition, the Company has revised the disclosure on pages 61-63 of the Registration Statement to include projected timeline disclosure for its product candidates.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

12.	Comment: With respect to the sales that you have generated, please revise to clarify their nature in light of the statement on page 45 that you “have not generated any product revenue since inception.”

Response: The Company has revised the disclosure on page 46 of the Registration Statement to clarify that the revenue it has generated since inception has primarily been service-based revenue pursuant to initiatives, collaborations and biomarker discovery and analysis services agreements. The Company has further revised the disclosure throughout the Registration Statement to clarify that it has not recognized any product revenue as of December 31, 2009. The Company also refers the Staff to page 37 of the Registration Statement, which further describes the nature of its historic service-based revenues.

13.	Comment: As an example of unclear disclosure of your current and intended operations, please revise to clarify what you mean by “leverage our proprietary technology platform” and “leverage our existing and any new collaborations and initiatives,” including what your platform is and how you intend to translate it and any studies, assays or collaborations into products or services. Without such clarification it is unclear why you cite the prominent institutions and companies such as AstraZeneca, Merck and Philips.

Response: The Company has revised the disclosure on page 2 of the Registration Statement to clarify that Abbott, AstraZeneca, Merck, Philips and Takeda provided $25 million in sponsored research funding to the Company to conduct studies using its proprietary biomarker discovery platform. In addition, the Company has revised the disclosure on page 2 and throughout the Business section of the Registration Statement to clarify that the Company has acquired certain rights to use the patient samples and data generated from the HRP Initiative and other collaborations to discover new biomarkers using the Company’s proprietary technology platform. The Company has also provided additional disclosure about the HRP Initiative on pages 68 and 69 of the Registration Statement.

14.	Comment: As another non-exclusive example, it is unclear what you mean by “positioning ourselves as the leading provider of novel biomarker-based diagnostic content that can be utilized on the existing installed base of advanced diagnostic laboratory instruments.” You do not clarify what your commercialized product or service would be or who the intended customers are.

Response: The Company has revised the disclosure throughout the Registration Statement, including on pages 1, 2, 49, 53, 54 and 55, to remove the references to “diagnostic content” and to clarify that the Company is focused on discovering, developing and commercializing biomarker-based diagnostic tests that can be sold through leading diagnostic instrument manufacturers for use as novel assays on the manufacturers’ extensive installed base of laboratory instruments. The Company has further revised the disclosure throughout the Registration Statement to clarify its anticipated commercial products and customers.

15.	Comment: We note your reference on page 50 to “Kalorama Information, an independent market research firm.” Please tell us whether the information attributed to this entity is available to the public at no cost.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Response: The Company supplementally advises the Staff that the Kalorama Information industry report referenced on pages 51 and 52 of the Registration Statement is a proprietary industry report and that the Company paid for access to this report. The Company will supplementally submit to the Staff the pages of the Kalorama report from which the data on pages 51 and 52 was taken.

Management, page 75

16.	Comment: We note your disclosure on page 76 regarding Mr. Bains. Please revise this disclosure so that it fully complies with Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure on page 79 of the Registration Statement so that the biography for Mr. Bains fully complies with Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 81

17.	Comment: We note your statement on page 81 indicating that you “benchmark base salaries.” With a view to disclosure, advise us how you use benchmarks in setting compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please consider Regulation S-K Compliance and Disclosure Interpretation 118.05 available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company has revised the disclosure on pages 83, 84 and 89 of the Registration Statement to provide additional information regarding the Company’s use of benchmarks in setting executive compensation. In addition, the Company supplementally advises the Staff that while the Company recognizes that Release 33-8732 (the “Release”) encourages reporting companies to identify component companies that make up peer groups used for benchmarking executive compensation, the Company respectfully submits that the Release also provides reporting companies with the discretion to identify such component companies depending upon the facts and circumstances. In this instance, the Company did not benchmark executive compensation to specific companies, but rather considered the competitive market data provided in the Radford Global Life Sciences Executive Pre-IPO Report (the “Radford Report”), which do not provide the details of specific companies, but summarize data by size, as described in the Compensation Discussion and Analysis section of the Registration Statement. The Company further supplementally advises the Staff that the composite data for the following companies are included in the Radford Report:

Acceleron Pharma	Accera	Acclarent
Accumetrics	Achaogen	Acologix
Advanced Biohealing	Ambit Biosciences	Amira Pharmaceuticals
Amyris Biotechnologies	Anacor Pharmaceuticals	Anaptys Biosciences
ANP Technologies	Archemix	Ardelyx
Arete Therapeutics	Aveo Pharmaceuticals	Axial Biotech
Barrx Medical	BG Medicine	Bionumerik Pharmaceuticals
Biosynexus	Bipar Sciences	Calistoga Pharmaceuticals
Cardiokine	Catalyst Biosciences	Chemocentryx

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Codexis	Comentis	Complete Genomics
Concert Pharmaceuticals	Cool Systems	Cumberland Pharmaceutical
Diadexus	Drais Pharmaceuticals	Endocyte
Envivo Pharmaceuticals	Estech	Fibrogen
Five Prime Therapeutics	Foldrx Pharmaceuticals	Follica
Frontage Laboratories	Galenea	Genomatica
Genvault	Globeimmune	Hydra Biosciences
Ingenuity	Inotek Pharmaceuticals	Intarcia Therapeutics
Intrexon	Ipierian	Ironwood Pharmaceuticals
Juvaris Biotherapeutics	Kai Pharmaceuticals	Kalobios Pharmaceuticals
Kalypsys	Lantheus Medical Imaging	Light Sciences Oncology
Liposcience	Locus Pharmaceuticals	Macrogenics
Mendel Biotechnology	Metabolex	Metabolon
Neuropace	Neurotech USA	NGM Biopharmaceuticals
Nuon Therapeutics	Omeros Medical Systems	Oncomed Pharmaceuticals
Oriel Therapeutics	Pacific Biosciences	Peak Surgical
Pearl Therapeutics	Perlegen Sciences	Phenomix
Plexxikon	Portola Pharmaceuticals	Presidio Pharmaceuticals
Prometheus Laboratories	Proteolix	Proteon Therapeutics
PTC Therapeutics	Qteros	Revance Therapeutics
Scynexis	Sequella	Signature Genomic Laboratories
Spinal Modulation	Surface Logix	Tengion
Tethys Bioscience	Theraclone Scineces	Tolerrx
Trinity Biosystems	Trius Therapeutics	Vaxinnate
Virxsys	VLST	Xanodyne Pharmaceuticals
XDX	Xencor	Zeltiq Aesthetics
Zosano Pharma

18.	Comment: We note your disclosure on page 83 indicating that bonus awards for your named executive officers are based in part on “overall corporate performance.” In addition, it is unclear if the list of company goals on page 85 is exhaustive. Similarly, it is unclear if you disclose all material terms of the necessary performance targets to be achieved for your named executive officers to earn their incentive compensation. Please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: The Company has revised the disclosure on page 88 of the Registration Statement to clarify that the list of 2009 corporate goals is exhaustive by removing the words “included the following” and using instead “were as follows.” The Company has also revised the disclosure on

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

pages 84, 85 and 89 of the Registration Statement to explain how the compensation committee considers corporate and individual performance in awarding bonuses.

2009 Compensation of Named Executive Officers, page 87

19.	Comment: Please revise this section to explain in more detail why your compensation committee made these compensation decisions. You should clearly explain how and why qualitative inputs were ultimately translated into objective pay determinations. In this regard, the first paragraph on page 87 does not clarify, for example, why Mr. Muntendam’s salary, bonus and option awards were the amounts identified in the summary compensation table.

Response: The Company has revised the disclosure on pages 85, 86 and 90 of the Registration Statement to explain in greater detail why the Company’s compensation committee awarded the bonuses it did for 2009 performance.

20.	Comment: As another non-exclusive example, it is unclear if you disclose the terms of Mr. White’s bonus awards, which you state on page 90 are “based on the achievement of certain milestones that our board of directors and Dr. Muntendam define annually.”

Response: The Company has revised the disclosure on page 90 of the Registration Statement to include the terms of the bonus awards of the Company’s named executive officers, including Mr. White.

Underwriting, page 112

21.	Comment: We note the following statement on page 112: “The underwriters are purchasing the shares subject to various conditions, including…the underwriters’ right to reject orders in whole or in part.” Please tell us why you believe this particular right is consistent with a firm-commitment offering.

Response: The Company supplementally advises the Staff that this disclosure is in reference to the underwriters’ ability to reject orders in whole or in part from prospective purchasers in the offering. This is consistent with a firm-commitment underwriting because it does not affect the obligation of the underwriters to purchase shares from the Company. Upon the signing of an underwriting agreement, the underwriters are committed to purchasing all of the shares being offered by the Company, other than the shares covered by the over-allotment option and subject to customary closing conditions.

Notes to Consolidated Financial Statements, page F-7

3. Fair Value of Financial Instruments, F-13

22.	Comment: Explain to us why your cash equivalents as of December 31, 2009 are classified within Level 2 of the fair value hierarchy.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Response: The Company supplementally advises the Staff of the following reasons for classifying its cash equivalents within Level 2. ASC 820 defines Level 1 inputs as “quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.” ASC 820 further defines Level 2 inputs as “inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.” As of December 31, 2009, the Company’s cash equivalents are comprised of money market funds issued by financial institutions for which a quoted price was not available. However, because the securities are money market funds, with underlying investments that are comprised of securities issued by the U.S. Treasury, the Company believes that the fair value of $1.00/unit is comparable to that of similar instruments, which can be observed directly or indirectly from the quoted prices and yields on similar money market funds, which are also invested in securities issued by the U.S. Treasury. Given these considerations, the Company has measured the fair value of its cash equivalents using inputs that it believes should be classified as Level 2 inputs.

16. Licensing Arrangements, page F-23

23.	Comment: We note your obligation to pay royalties to ACS Biomarker for any product sales or sublicensing income that incorporates the licensed biomarkers. Please clarify your disclosure to state, if true, that these royalty payments would be required on sales of your lead product candidate, BGM Galectin-3, and if so, describe the terms of the royalties in your footnotes.

Response: The Company has revised the disclosure on pages 47 and F-23 to clarify that the Company will be obligated to pay royalties to ACS Biomarker with respect to product sales or sublicensing income derived from the Company’s galectin-3 test. The Company also notes to the Staff that it has requested confidential treatment for the specific royalty rates, in light of the sensitive, competitive nature of that information. However, the Company has clarified the disclosure to indicate that the royalties are dependent upon the amount and nature of the revenues generated from sales of the Company’s galectin-3 test and other ACS Biomarker technologies.

Part II

Item 15. Recent Sales of Unregistered Securities

24.	Comment: We note your reliance on Rule 506 of Regulation D. It is unclear why a Form D was not filed regarding the shares issued on September 28, 2009. Please advise.

Response: The Company has revised the disclosure on page II-3 of the Registration Statement to clarify that the Company issued the securities described in Item 15, Section (a)(i) of the Registration Statement in reliance upon the exemption from the registration set forth in Section 4(2) under the Securities Act or Rule 506 of Regulation D promulgated thereunder. The Company supplementally advises the Staff that, in the case of the Company’s issuance of 7,557 shares of Common Stock on September 28, 2009 pursuant to the net exercise of an outstanding warrant to General Electric Capital, the Company issued the warrant and the shares of Common Stock issued upon exercise of the warrant in reliance upon Section 4(2) under the Securities Act, and therefore did not file a Form D.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

March 12, 2010

Item 16. Exhibits and Financial Statement Schedules

25.	Comment: Please file all missing exhibits as soon as practicable because we may have comments on the exhibits.

Response: The Company has filed additional exhibits with this Amendment and intends to file the remaining additional exhibits with subsequent amendments.

26.	Comment: Please tell us why you have not filed your development and manufacturing agreement with Corgenix Medical Corporation and your agreement(s) regarding the HRP Initiative as exhibits to your registration statement.

Response: The Company has filed the development and manufacturing agreement with Corgenix Medical Corporation as Exhibit 10.13 to the Registration Statement. In addition, the Company has filed its HRP Initiative participation agreements with each of Philips, AstraZeneca, Merck, Abbott and Takeda as Exhibits 10.8 - 10.12, respectively, to the Registration Statement.

*        *        *        *        *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call William T. Whelan or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert

Steve Lo

James Lopez

John Reynolds

David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.

Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels

Linda Rockett

Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray

Angela Lin

Deloitte & Touche LLP

Joseph Apke